Filed Pursuant to Rule 433
Registration No. 333-277211
November 5, 2024
FREE WRITING PROSPECTUS
(To Product Supplement No. 2 dated May 8, 2024,
Equity Index Underlying Supplement dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and Prospectus dated February 21, 2024)

HSBC USA Inc.



Market Linked Securities—Auto-Callable with Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index due November 20, 2028

- Linked to the **lowest performing** of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index (each referred to as an "Index")

- Unlike ordinary debt securities, the securities do not pay interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call upon the terms described below. Whether the securities are automatically called for a fixed call premium or, if not automatically called, the maturity payment amount, will depend, in each case, on the closing level of the lowest performing Index on the relevant call date. The lowest performing Index on any call date is the Index that has the lowest closing level on that day as a percentage of its starting level

- **Automatic Call.** If the closing level of the lowest performing Index on any call date is greater than or equal to its starting level, the securities will be automatically called for the face amount plus the call premium applicable to that call date. The call premium applicable to each call date will be a percentage of the face amount that increases for each call date based on a simple (non-compounding) return of at least approximately 12.20% per annum (to be determined on the pricing date)

Call Date	Call Premium*		Call Date	Call Premium*
November 20, 2025	At least 12.20% of the face amount		May 20, 2027	At least 30.50% of the face amount
December 22, 2025	At least 13.217% of the face amount		June 21, 2027	At least 31.517% of the face amount
January 20, 2026	At least 14.233% of the face amount		July 20, 2027	At least 32.533% of the face amount
February 20, 2026	At least 15.25% of the face amount		August 20, 2027	At least 33.55% of the face amount
March 20, 2026	At least 16.267% of the face amount		September 20, 2027	At least 34.567% of the face amount
April 20, 2026	At least 17.283% of the face amount		October 20, 2027	At least 35.583% of the face amount
May 20, 2026	At least 18.30% of the face amount		November 22, 2027	At least 36.60% of the face amount
June 22, 2026	At least 19.317% of the face amount		December 20, 2027	At least 37.617% of the face amount
July 20, 2026	At least 20.333% of the face amount		January 20, 2028	At least 38.633% of the face amount
August 20, 2026	At least 21.35% of the face amount		February 22, 2028	At least 39.65% of the face amount
September 21, 2026	At least 22.367% of the face amount		March 20, 2028	At least 40.667% of the face amount
October 20, 2026	At least 23.383% of the face amount		April 20, 2028	At least 41.683% of the face amount
November 20, 2026	At least 24.40% of the face amount		May 22, 2028	At least 42.70% of the face amount
December 21, 2026	At least 25.417% of the face amount		June 20, 2028	At least 43.717% of the face amount
January 20, 2027	At least 26.433% of the face amount		July 20, 2028	At least 44.733% of the face amount
February 22, 2027	At least 27.45% of the face amount		August 21, 2028	At least 45.75% of the face amount
March 22, 2027	At least 28.467% of the face amount		September 20, 2028	At least 46.767% of the face amount
April 20, 2027	At least 29.483% of the face amount		October 20, 2028	At least 47.783% of the face amount
			November 15, 2028 (the "final calculation day")	At least 48.80% of the face amount

  * The actual call premium applicable to each call date will be determined on the pricing date

- **Maturity Payment Amount.** If the securities are not automatically called, you will receive a maturity payment amount that could be equal to or less than the face amount depending on the closing level of the lowest performing Index on the final calculation day as follows:
  - If the closing level of the lowest performing Index on the final calculation day is less than its starting level, but not by more than 25%, you will receive the face amount of your securities
  - If the closing level of the lowest performing Index on the final calculation day is less than its starting level by more than 25%, you will receive less than the face amount and have full downside exposure to the decrease in the level of the lowest performing Index from its starting level, and lose more than 25%, and possibly all, of the face amount of your securities

- Investors may lose a significant portion or all of the face amount

- Any positive return on the securities will be limited to the applicable call premium, even if the closing level of the lowest performing Index on the applicable call date significantly exceeds its starting level. You will not participate in any appreciation of any Index beyond the applicable fixed call premium

- Your return on the securities will depend **solely** on the performance of the Index that is the lowest performing Index on each call date. You will not benefit in any way from the performance of the better performing Indices. Therefore, you will be adversely affected if any Index performs poorly, even if the other Indices perform favorably

- All payments on the securities are subject to the credit risk of HSBC USA Inc. and you will have no ability to pursue the issuers of any securities included in any Index for payment; if HSBC USA Inc. defaults on its obligations, you could lose all or some of your investment

- No periodic interest payments or dividends

- No exchange listing; designed to be held to maturity or earlier automatic call

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, product supplement or underlying supplement. Any representation to the contrary is a criminal offense.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. You should refer to "Selected Risk Considerations" beginning on page FWP-8 of this document and "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement, page PS-5 of the accompanying product supplement and page S-1 of the accompanying underlying supplement.

	Original Offering Price	Maximum Underwriting Discount [(1)]	Minimum Proceeds to HSBC
Per Security	$1,000.00	Up to $25.75	At least $974.25
Total	$	$	$

[(1)] HSBC Securities (USA) Inc. will receive an underwriting discount of up to $25.75 per security, which it will pay to the agent, Wells Fargo Securities, LLC ("Wells Fargo Securities"), as a commission. The agent may resell the securities to other securities dealers at the original offering price less a concession not in excess of $20.00 per security. Such securities dealers may include Wells Fargo Advisors ("WFA") (the trade name of the retail brokerage business of Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, each an affiliate of Wells Fargo Securities). In addition to the selling concession allowed to WFA, the agent may pay $0.75 per security of the commission to WFA as a distribution expense fee for each security sold by WFA. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to $3.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers. See "Terms of the Securities—Agent's Commission and Other Fees" in this free writing prospectus and "Use of Proceeds and Hedging" in the prospectus supplement for information regarding how we may hedge our obligations under the securities. The estimated initial value of the securities on the pricing date is expected to be between $917.50 and $957.50 per security, which is expected to be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Terms of the Securities— Estimated Initial Value" on page FWP-3 and "Selected Risk Considerations" beginning on page FWP-8 of this document for additional information.

HSBC Securities (USA) Inc.   Wells Fargo Securities

Market Linked Securities—Auto-Callable with Contingent Downside Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index due November 20, 2028

HSBC

Terms of the Securities

Issuer:	HSBC USA Inc.
Market Measures:	The lowest performing of the S&P 500® Index (Bloomberg ticker symbol "SPX") (the "SPX"), the Russell 2000® Index (Bloomberg ticker symbol "RTY") (the "RTY") and the EURO STOXX 50® Index (Bloomberg ticker symbol "SX5E") (the "SX5E") (each referred to as an "Index," and collectively as the "Indices")
Original Offering Price:	$1,000 per security
Face Amount:	The principal amount of $1,000 per security. References in this free writing prospectus to a "security" are to a security with a face amount of $1,000.
Pricing Date*:	November 15, 2024
Issue Date*:	November 20, 2024
Stated Maturity Date*:	November 20, 2028, subject to postponement. The securities are not subject to redemption at the option of HSBC or repayment at the option of any holder of the securities prior to maturity or automatic call.
Automatic Call:	If the closing level of the lowest performing Index on any call date (including the final calculation day) is greater than or equal to its starting level, the securities will be automatically called, and on the related call settlement date, you will be entitled to receive a cash payment per security in U.S. dollars equal to the face amount plus the call premium applicable to the relevant call date. The last call date is the final calculation day, and payment upon an automatic call on the final calculation day, if applicable, will be made on the stated maturity date.
	Any positive return on the securities will be limited to the applicable call premium, even if the closing level of the lowest performing Index on the applicable call date significantly exceeds its starting level. You will not participate in any appreciation of any Index beyond the applicable call premium.
	If the securities are automatically called, they will cease to be outstanding on the related call settlement date and you will have no further rights under the securities after such call settlement date. You will not receive any notice from us if the securities are automatically called.
Call Dates* and Call Premiums:	The call premium applicable to each call date will be a percentage of the face amount that increases for each call date based on a simple (non-compounding) return of at least approximately 12.20% per annum (to be determined on the pricing date).
	The actual call premium and payment per security upon an automatic call that is applicable to each call date will be determined on the pricing date and will be at least the values specified in the table below.

Call Date	Call Premium	Payment per Security upon an Automatic Call
November 20, 2025	At least 12.20% of the face amount	At least $1,122.00
December 22, 2025	At least 13.217% of the face amount	At least $1,132.17
January 20, 2026	At least 14.233% of the face amount	At least $1,142.33
February 20, 2026	At least 15.25% of the face amount	At least $1,152.50
March 20, 2026	At least 16.267% of the face amount	At least $1,162.67
April 20, 2026	At least 17.283% of the face amount	At least $1,172.83
May 20, 2026	At least 18.30% of the face amount	At least $1,183.00
June 22, 2026	At least 19.317% of the face amount	At least $1,193.17
July 20, 2026	At least 20.333% of the face amount	At least $1,203.33
August 20, 2026	At least 21.35% of the face amount	At least $1,213.50
September 21, 2026	At least 22.367% of the face amount	At least $1,223.67

Market Linked Securities—Auto-Callable with Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000®
Index and the EURO STOXX 50® Index due November 20, 2028

October 20, 2026	At least 23.383% of the face amount	At least $1,233.83
November 20, 2026	At least 24.40% of the face amount	At least $1,244.00
December 21, 2026	At least 25.417% of the face amount	At least $1,254.17
January 20, 2027	At least 26.433% of the face amount	At least $1,264.33
February 22, 2027	At least 27.45% of the face amount	At least $1,274.50
March 22, 2027	At least 28.467% of the face amount	At least $1,284.67
April 20, 2027	At least 29.483% of the face amount	At least $1,294.83
May 20, 2027	At least 30.50% of the face amount	At least $1,305.00
June 21, 2027	At least 31.517% of the face amount	At least $1,315.17
July 20, 2027	At least 32.533% of the face amount	At least $1,325.33
August 20, 2027	At least 33.55% of the face amount	At least $1,335.50
September 20, 2027	At least 34.567% of the face amount	At least $1,345.67
October 20, 2027	At least 35.583% of the face amount	At least $1,355.83
November 22, 2027	At least 36.60% of the face amount	At least $1,366.00
December 20, 2027	At least 37.617% of the face amount	At least $1,376.17
January 20, 2028	At least 38.633% of the face amount	At least $1,386.33
February 22, 2028	At least 39.65% of the face amount	At least $1,396.50
March 20, 2028	At least 40.667% of the face amount	At least $1,406.67
April 20, 2028	At least 41.683% of the face amount	At least $1,416.83
May 22, 2028	At least 42.70% of the face amount	At least $1,427.00
June 20, 2028	At least 43.717% of the face amount	At least $1,437.17
July 20, 2028	At least 44.733% of the face amount	At least $1,447.33
August 21, 2028	At least 45.75% of the face amount	At least $1,457.50
September 20, 2028	At least 46.767% of the face amount	At least $1,467.67
October 20, 2028	At least 47.783% of the face amount	At least $1,477.83
November 15, 2028	At least 48.80% of the face amount	At least $1,488.00

We refer to November 15, 2028 as the "<u>final calculation day</u>."

The call dates are subject to postponement for non-trading days and the occurrence of a market disruption event. See "—Market Disruption Events and Postponement Provisions" below.

Call Settlement Date:	Three business days after the applicable call date (as each such call date may be postponed pursuant to "—Market Disruption Events and Postponement Provisions" below, if applicable); provided that the call settlement date for the last call date will be the stated maturity date.
Maturity Payment Amount:	If the securities are not automatically called, then on the stated maturity date, you will be entitled to receive a cash payment per security in U.S. dollars determined as follows:

• if the ending level of the lowest performing Index on the final calculation day is less than its starting level but greater than or equal to its threshold level: $1,000; or

• if the ending level of the lowest performing Index on the final calculation day is less than its threshold level:

$1,000 × performance factor of the lowest performing Index on the final calculation day

If the securities are not automatically called and the ending level of the lowest performing Index on the final calculation day is less than its threshold level, you will have full downside exposure to the decrease in the level of the lowest performing Index on the final calculation day from its

Market Linked Securities—Auto-Callable with Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000®
Index and the EURO STOXX 50® Index due November 20, 2028

HSBC

	starting level and lose more than 25%, and possibly all, of the face amount of your securities at maturity.
Lowest Performing Index:	With respect to any call date, the Index with the lowest performance factor on that day.
Performance Factor:	With respect to an Index on any call date, its closing level on such day *divided by* its starting level (expressed as a percentage).
Threshold Level:	With respect to each Index, 75% of its starting level.
Starting Level:	With respect to each Index, its closing level on the pricing date.
Ending Level:	With respect to each Index, its closing level on the final calculation day.
Closing Level:	With respect to each Index, as defined under "General Terms of the Securities—Certain Terms for Securities Linked to an Index—Certain Definitions" in the accompanying product supplement.
Market Disruption Events and Postponement Provisions:	Each call date (including the final calculation day) is subject to postponement due to non-trading days and the occurrence of a market disruption event. In addition, the stated maturity date will be postponed if the final calculation day is postponed and will be adjusted for non-business days. For more information regarding adjustments to the call dates and the stated maturity date, see "General Terms of the Securities—Consequences of a Market Disruption Event; Postponement of a Calculation Day—Securities Linked to Multiple Market Measures" and "—Payment Dates" in the accompanying product supplement. For purposes of the accompanying product supplement, each call date (including the final calculation day) is a "calculation day" and each call settlement date (including the stated maturity date) is a "payment date." In addition, for information regarding the circumstances that may result in a market disruption event, see "General Terms of the Securities—Certain Terms for Securities Linked to an Index—Market Disruption Events" in the accompanying product supplement.
Calculation Agent:	HSBC Securities (USA) Inc.
Estimated Initial Value:	The estimated initial value of the securities is expected to be less than the price you pay to purchase the securities. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Selected Risk Considerations — The Estimated Initial Value of the Securities, Which Will Be Determined by Us on the Pricing Date, Is Expected to Be Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any."
Material U.S. Tax Consequences:	For a discussion of the U.S. Federal Income Tax Considerations of the ownership and disposition of the securities, see "U.S. Federal Income Tax Considerations" in this free writing prospectus and "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.
Agent's Commission and Other Fees:	HSBC Securities (USA) Inc. will receive an underwriting discount of up to $25.75 per security, which it will pay to the agent, Wells Fargo Securities, as a commission. The agent may resell the securities to other securities dealers at the original offering price of the securities less a concession not in excess of $20.00 per security. Such securities dealers may include WFA. In addition to the selling concession allowed to WFA, Wells Fargo Securities may pay $0.75 per security of the commission to WFA as a distribution expense fee for each security sold by WFA. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to $3.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
	We expect to hedge our obligations through the agent, one of our or its affiliates and/or another unaffiliated counterparty, which expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the securities. If any dealer participating in the distribution of the securities or any of its affiliates conducts hedging activities for us in connection with the securities, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount, concession or fee received in connection with the sale of the securities to you.
Denominations:	$1,000 and any integral multiple of $1,000.
CUSIP / ISIN:	40447BPG1 / US40447BPG13

To the extent that we make any change to the expected pricing date or expected issue date, the call dates, the stated maturity date and other dates may also be changed in our discretion to ensure that the term of the securities remains the same.

Additional Information About HSBC USA Inc. and the Securities

This document relates to the offering of securities identified on the cover page. As a purchaser of a security, you will acquire an investment instrument linked to the least performing of the Indices. Although the offering relates to the Indices, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to any Index, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024, the product supplement No. 2 dated May 8, 2024 and the equity index underlying supplement dated February 21, 2024. If the terms of the securities offered hereby are inconsistent with those described in the accompanying equity index underlying supplement, product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page FWP-8 of this free writing prospectus and in "Risk Factors" beginning on page S-1 of the equity index underlying supplement, beginning on page PS-5 of the product supplement, and beginning on page S-1 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including the equity index underlying supplement, product supplement, prospectus and prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the equity index underlying supplement, product supplement, prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the equity index underlying supplement, product supplement, prospectus supplement and prospectus if you request them by calling toll-free 1-866-811-8049.

References to "HSBC," "the Issuer," "the Bank," "we," "us" and "our" in this free writing prospectus are references to HSBC USA Inc. and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the product supplement, the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

- Product supplement dated May 8, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924058672/tm2413644d20_424b2.htm
- Equity index underlying supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm
- Prospectus supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm
- Prospectus dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

Market Linked Securities—Auto-Callable with Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000®
Index and the EURO STOXX 50® Index due November 20, 2028

Investor Considerations

The securities are not appropriate for all investors. The securities may be an appropriate investment for investors who:

- believe that the closing level of the lowest performing Index on one of the call dates will be greater than or equal to its starting level;
- seek the potential for a fixed return if the lowest performing Index has appreciated at all as of any of the call dates in lieu of full participation in any potential appreciation of the lowest performing Index;
- are willing to accept the risk that if the closing level of the lowest performing Index on each of the call dates (including the final calculation day) is less than its starting level, they will not receive any positive return on their investment in the securities;
- are willing to accept the risk that if the securities are not automatically called and the ending level of the lowest performing Index on the final calculation day is less than its starting level by more than 25%, they will be fully exposed to the decrease in the lowest performing Index from its starting level and will lose more than 25%, and possibly all, of the face amount;
- understand that the term of the securities may be as short as approximately one year and that they will not receive a higher call premium payable with respect to a later call date if the securities are called on an earlier call date;
- understand that the return on the securities will depend solely on the performance of the lowest performing Index on each call date and that they will not benefit in any way from the performance of the better performing Indices;
- understand that the securities are riskier than alternative investments linked to only one of the Indices or linked to a basket composed of the Indices;
- are willing to forgo periodic interest payments on the securities and dividends on securities included in any Index; and
- are willing to hold the securities until maturity or earlier automatic call.

The securities may not be an appropriate investment for investors who:
- seek a liquid investment or are unable or unwilling to hold the securities to maturity or earlier automatic call;
- believe that the closing level of the lowest performing Index on each of the call dates will be less than its starting level;
- seek a security with a fixed term;
- seek full return at maturity of the face amount of the securities;
- are unwilling to accept the risk that, if the closing level of the lowest performing Index on each of the call dates (including the final calculation day) is less than its starting level, they will not receive any positive return on their investment in the securities;
- are unwilling to accept the risk that the securities are not automatically called and the closing level of the lowest performing Index may decrease by more than 25% from its starting level to its ending level;
- are unwilling to purchase securities with an estimated initial value as of the pricing date that is lower than the original offering price, and that may be as low as the lower estimated initial value set forth on the cover page;
- seek current income;
- are unwilling to accept the risk of exposure to any Index;
- seek uncapped exposure to the upside performance of any or each Index beyond the applicable call premiums;
- seek exposure to a basket composed of the Indices or a similar investment in which the overall return is based on a blend of the performances of the Indices, rather than solely on the lowest performing Index;
- are unwilling to accept the credit risk of HSBC; or
- prefer the lower risk of conventional fixed income investments with comparable maturities issued by companies with comparable credit ratings.

The considerations identified above are not exhaustive. Whether or not the securities are an appropriate investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the appropriateness of an investment in the securities in light of your particular circumstances. You should also review carefully the "Selected Risk Considerations" herein and "Risk Factors" in the accompanying underlying supplement, product supplement and prospectus supplement, for risks related to an investment in the securities. For more information about the Indices, please see "The Indices" below.





Determining Timing and Amount of Payment on the Securities

Whether the securities are automatically called on any call date will each be determined based on the closing level of the lowest performing Index on the applicable call date as follows:

Is the closing level of the lowest performing Index on any call date greater than or equal to its starting level?

Yes → The securities will be automatically called and you will receive an amount per security equal to face amount plus the applicable call premium on the related call settlement date.

No → The securities will not be automatically called, and you will receive a maturity payment amount that will be equal to or less than the face amount, depending on the ending level of the lowest performing Index on the final calculation day as described below.

If the securities have not been automatically called, then on the stated maturity date, you will receive the maturity payment amount calculated as follows:

Is the ending level of the lowest performing Index on the final calculation day greater than or equal to its threshold level?

Yes → You will receive per security: $1,000

No → You will receive per security:

$1,000 × performance factor of the lowest performing Index on the final calculation day

In this case, you will lose more than 25%, and possibly all, of the face amount of your securities at maturity.

Market Linked Securities—Auto-Callable with Contingent Downside Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index due November 20, 2028

HSBC

Selected Risk Considerations

The securities have complex features and investing in the securities will involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the securities are summarized below, but we urge you to read the more detailed explanation of the risks relating to the securities generally in the "Risk Factors" beginning on page PS-5 of the accompanying product supplement, S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the securities in light of your particular circumstances.

Risks Relating To The Structure Of The Securities

If The Securities Are Not Automatically Called And The Ending Level Of The Lowest Performing Index Is Less Than Its Threshold Level, You Will Lose More Than 25%, And Possibly All, Of The Face Amount Of Your Securities At Maturity.

We will not repay you a fixed amount on the securities at maturity. If the closing level of the lowest performing Index is less than its starting level on each call date, the securities will not be automatically called, and you will receive a maturity payment amount that will be equal to or less, and possibly significantly less, than the face amount, depending on the ending level of the lowest performing Index on the final calculation day (i.e., its closing level on the final calculation day).

If the ending level of the lowest performing Index on the final calculation day is less than its threshold level, the maturity payment amount will be less than the face amount and you will have full downside exposure to the decrease in the level of the lowest performing Index from its starting level. The threshold level for each Index is 75% of its starting level. For example, if the lowest performing Index on the final calculation day has declined by 25.1% from its starting level to its ending level, you will not receive any benefit of the contingent downside protection feature and you will lose 25.1% of the face amount. As a result, you will not receive any protection if the level of the lowest performing Index on the final calculation day declines significantly and you may lose a significant portion, and possibly all, of the face amount at maturity. This is the case even if the level of the lowest performing Index is greater than or equal to its starting level or its threshold level at certain other times during the term of the securities.

If the securities are not automatically called, your return on the securities will be zero or negative, and therefore will be less than the return you would earn if you bought a traditional interest-bearing debt security of HSBC or another issuer with a similar credit rating with the same stated maturity date.

The Potential Return On The Securities Is Limited To The Call Premium.

The potential return on the securities is limited to the applicable call premium, regardless of the performance of the lowest performing Index on the applicable call date. The lowest performing Index may appreciate by significantly more than the percentage represented by the applicable call premium from the pricing date through the applicable call date, in which case an investment in the securities will underperform a hypothetical alternative investment providing a 1-to-1 return based on the performance of the lowest performing Index. Furthermore, if the securities are called on an earlier call date, you will receive a lower call premium than if the securities were called on a later call date, and accordingly, if the securities are called on one of the earlier call dates, you will not receive the highest potential call premium.

You Will Be Subject To Reinvestment Risk.

If your securities are automatically called early, the term of the securities may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to maturity.

The Securities Are Subject To The Full Risks Of Each Index And Will Be Negatively Affected If Any Index Performs Poorly, Even If The Other Indices Perform Favorably.

You are subject to the full risks of each Index. If any Index performs poorly, you will be negatively affected, even if the other Indices perform favorably. The securities are not linked to a basket composed of the Indices, where the better performance of some Indices could offset the poor performance of others. Instead, you are subject to the full risks of whichever Index is the lowest performing Index on each call date. As a result, the securities are riskier than an alternative investment linked to only one of the Indices or linked to a basket composed of the Indices. You should not invest in the securities unless you understand and are willing to accept the full downside risks of each Index.

Your Return On The Securities Will Depend Solely On The Performance Of The Lowest Performing Index On Each Call Date, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Indices.

Your return on the securities will depend solely on the performance of the lowest performing Index on each call date. Although it is necessary for each Index to close at or above its respective starting level on the relevant call date in order for the securities to be automatically called for the applicable call premium and at or above its respective threshold level on the final calculation day in order for you to receive the face amount of your securities at maturity, you will not benefit in any way from the performance of the better performing Indices. The securities may underperform an alternative investment linked to a basket composed of the Indices, since in such case the performance of the better performing Indices would be blended with the performance of the lowest performing Index, resulting in a better return than the return of the lowest performing Index alone.

You Will Be Subject To Risks Resulting From The Relationship Among The Indices.

It is preferable from your perspective for the Indices to be correlated with each other so that their levels will tend to increase or decrease at similar times and by similar magnitudes. By investing in the securities, you assume the risk that the Indices will not exhibit this relationship. The less correlated the Indices, the more likely it is that any one of the Indices will be performing poorly at any time over the term of the securities. All that is necessary for the securities to perform poorly is for one of the Indices to perform poorly; the performance of the better performing Indices is not relevant to your return on the securities. It is impossible to predict what the relationship among the Indices will be over the term of the securities. To the extent the Indices represent different equity markets, such equity markets may not perform similarly over the term of the securities.

Higher Call Premiums Are Associated With Greater Risk.

The securities offer the potential to receive a call premium that reflects a per annum rate that is higher than the fixed rate we would pay on conventional debt securities of the same maturity. These higher potential call premiums are associated with greater levels of expected risk as of the pricing date as compared to conventional debt securities, including the risk that the securities will not be automatically called and the risk that you may lose a significant portion, and possibly all, of the face amount per security at maturity. The volatility of the Indices and the correlation among the Indices are important factors affecting this risk. Volatility is a measurement of the size and frequency of daily fluctuations in the level of an Index, typically observed over a specified period of time. Volatility can be measured in a variety of ways, including on a historical basis or on an expected basis as implied by option prices in the market. Correlation is a measurement of the extent to which the levels of the Indices tend to fluctuate at the same time, in the same direction and in similar magnitudes. Greater expected volatility of the Indices or lower expected correlation among the Indices as of the pricing date may result in higher call premiums, but it also represents a greater expected likelihood as of the pricing date that the closing level of at least one Index will be less than its starting level on each call date such that the securities will not be automatically called for the applicable call premium, and that the closing level of at least one Index will be less than its threshold level on the final calculation day such that you will lose a significant portion, and possibly all, of the face amount per security at maturity. In general, the higher the call premiums relative to the fixed rate we would pay on conventional debt securities, the greater the expected risk that the securities will not be automatically called and that you will lose a significant portion, and possibly all, of the face amount per security at maturity.

No Periodic Interest Will Be Paid On The Securities.

No periodic interest will be paid on the securities.

A Call Settlement Date Or The Stated Maturity Date May Be Postponed If A Call Date Is Postponed.

A call date (including the final calculation day) with respect to an Index, will be postponed if the applicable originally scheduled call date is not a trading day with respect to any Index or if the calculation agent determines that a market disruption event has occurred or is continuing with respect to that Index on that call date. If such a postponement occurs with respect to a call date other than the final calculation day, then the related call settlement date will be postponed. If such a postponement occurs with respect to the final calculation day, the stated maturity date will be the later of (i) the initial stated maturity date and (ii) three business days after the last final calculation day, as postponed.

Risk Relating To The Credit Risk Of HSBC

The Securities Are Subject To The Credit Risk Of HSBC USA Inc.

The securities are our obligations exclusively and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the securities are subject to our creditworthiness, and you will have no ability to pursue any securities included in any Index for payment. As a result, our actual and perceived creditworthiness and actual or anticipated decreases in our credit ratings may affect the value of the securities and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the securities. See "Description of Senior Debt Securities—Events of Default" in the prospectus.

Market Linked Securities—Auto-Callable with Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000®
Index and the EURO STOXX 50® Index due November 20, 2028

<u>**Risks Relating To The Estimated Value Of The Securities And Any Secondary Market**</u>

The Estimated Initial Value Of The Securities, Which Will Be Determined By Us On The Pricing Date, Is Expected To Be Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any.

The estimated initial value of the securities will be calculated by us on the pricing date and is expected to be less than the original offering price. The estimated initial value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The Price Of Your Securities In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.

The original offering price takes into account certain costs. These costs include the underwriting discount, our hedge counterparty's projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Indices and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Securities Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Securities.

Assuming that all relevant factors remain constant after the issue date, the price at which HSBC Securities (USA) Inc. or the agent may initially buy or sell the securities in the secondary market, if any, and the value used for customer account statements, if any, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately four months after the issue date. This temporary price difference may exist because, in its discretion, HSBC Securities (USA) Inc. or the agent may elect to effectively reimburse to investors a portion of the estimated hedging cost and other costs in connection with the securities that will no longer be incurred over the term of the securities. This discretionary election will be made, and the temporary reimbursement period will be determined, on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of the estimated costs which may be effectively reimbursed to investors in this way may not be allocated ratably throughout the reimbursement period, and such reimbursement may be discontinued at any time, or the duration of the reimbursement period may be shortened after the issue date of the securities based on changes in market conditions and other factors that cannot be predicted.

The Value Of The Securities Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the securities prior to maturity or automatic call will be affected by the then-current level of each Index, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the securities: performance of the Indices; volatility of the Indices; correlation among the Indices; economic and other conditions generally; interest rates; dividend yields on securities included in each Index; our credit ratings or credit spreads; and time remaining to maturity. When we refer to the "value" of your security, we mean the value you could receive for your security if you are able to sell it in the open market before the stated maturity date.

The value of the securities will also be limited by the automatic call feature because if the securities are automatically called, the return will not be greater than the applicable call premium. You should understand that the impact of one of the factors specified above, such as a change in interest rates, may offset some or all of any change in the value of the securities attributable to another factor, such as a change in the level of any or all of the Indices. Because numerous factors are expected to affect the value of the securities, changes in the levels of the Indices may not result in a comparable change in the value of the securities.

The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

The securities will not be listed on any securities exchange. Although Wells Fargo Securities and/or its affiliates may purchase the securities from holders, they are not obligated to do so and are not required to make a market for the securities. There can be no assurance that a secondary market will develop for the securities. Because we do not expect that any market makers will participate in a secondary market for the securities, the price at which you may be able to sell your securities is likely to depend on the price, if any, at which Wells Fargo Securities and/or its affiliates are willing to buy your securities.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your securities prior to maturity or automatic call. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the securities to maturity or automatic call.

<u>Risks Relating To The Indices</u>

Any Payments On The Securities And Whether The Securities Are Automatically Called Will Depend Upon The Performance Of The Indices And Therefore The Securities Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.

- **Investing In The Securities Is Not The Same As Investing In The Indices.** Investing in the securities is not equivalent to investing in the Indices. As an investor in the securities, your return will not reflect the return you would realize if you actually owned and held the securities included in the Indices for a period similar to the term of the securities because you will not receive any dividend payments, distributions or any other payments paid on those securities. As a holder of the securities, you will not have any voting rights or any other rights that holders of the securities included in the Indices would have.

- **Historical Levels Of The Indices Should Not Be Taken As An Indication Of The Future Performance Of The Indices During The Term Of The Securities.**

- **Changes That Affect The Indices May Adversely Affect The Value Of The Securities And Any Payments On The Securities.**

- **We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Indices.**

- **We And Our Affiliates Have No Affiliation With Any Index Sponsor And Have Not Independently Verified Their Public Disclosure Of Information.**

An Investment In The Securities Is Subject To Risks Associated With Investing In Stocks With A Small Market Capitalization.

The stocks that constitute the RTY are issued by companies with relatively small market capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large capitalization companies. As a result, the RTY may be more volatile than that of an equity index that does not track solely small capitalization stocks. Stock prices of small capitalization companies are also generally more vulnerable than those of large capitalization companies to adverse business and economic developments, and the stocks of small capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends. In addition, small capitalization companies are typically less well-established and less stable financially than large capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals. Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.

An Investment in the Securities Is Subject to Risks Associated with Foreign Securities Markets.

The SX5E includes the securities of foreign companies and you should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. Foreign securities markets may have less liquidity and may be more volatile than the U.S. securities markets, and market developments may affect foreign markets differently than U.S. securities markets. Direct or indirect government intervention to stabilize a foreign securities market, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about non-U.S. companies that are not subject to the reporting requirements of the Securities and Exchange Commission, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices and performance of securities of non-U.S. companies are subject to political, economic, financial, military and social factors which could negatively affect foreign securities markets, including the possibility of recent or future changes in a foreign government's economic, monetary and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities, the possibility of imposition of withholding taxes on dividend income, the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility or political instability and the possibility of natural disaster or adverse public health developments. Moreover, the relevant non-U.S. economies may

Market Linked Securities—Auto-Callable with Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000®
Index and the EURO STOXX 50® Index due November 20, 2028

differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, trade surpluses or deficits, capital reinvestment, resources and self-sufficiency.

The securities included in the SX5E may be listed on a foreign stock exchange. A foreign stock exchange may impose trading limitations intended to prevent extreme fluctuations in individual security prices and may suspend trading in certain circumstances. These actions could limit variations in the closing level of the SX5E which could, in turn, adversely affect the value of the securities.

<u>Risks Relating To Conflicts Of Interest</u>

Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the securities, which we refer to as a "participating dealer," will potentially be adverse to your interests as an investor in the securities. In engaging in certain of the activities described below and as discussed in more detail in the accompanying product supplement, our affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the securities, and in so doing they will have no obligation to consider your interests as an investor in the securities. Our affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the securities.

- *The calculation agent is our affiliate and may be required to make discretionary judgments that affect the return you receive on the securities.* HSBC Securities (USA) Inc., which is our affiliate, will be the calculation agent for the securities. As calculation agent, HSBC Securities (USA) Inc. will determine any values of the Indices and make any other determinations necessary to calculate any payments on the securities. In making these determinations, HSBC Securities (USA) Inc. may be required to make discretionary judgments that may adversely affect any payments on the securities. See the sections entitled "General Terms of the Securities—Certain Terms for Securities Linked to an Index—Market Disruption Events,"—Adjustments to an Index" and "—Discontinuance of an Index" in the accompanying product supplement. In making these discretionary judgments, the fact that HSBC Securities (USA) Inc. is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the securities, and HSBC Securities (USA) Inc.'s determinations as calculation agent may adversely affect your return on the securities.

- *Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the level of an Index.*

- *Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are included in an Index may adversely affect the level of such Index.*

- *Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the level of an Index.*

- *Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the level of an Index.*

- *A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or any fee, creating a further incentive for the participating dealer to sell the securities to you.*

- *An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials.*

<u>Risks Relating To Tax</u>

The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Market Linked Securities—Auto-Callable with Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000®
Index and the EURO STOXX 50® Index due November 20, 2028

HSBC

Hypothetical Examples and Returns

The payout profile, return tables and examples below illustrate hypothetical payments upon an automatic call or at maturity for a $1,000 face amount security on a hypothetical offering of securities under various scenarios, with the assumptions set forth in the table below. The terms used for purposes of these hypothetical examples do not represent the actual starting level or threshold level of any Index. The hypothetical starting level of 100.00 for each Index has been chosen for illustrative purposes only and does not represent the actual starting level of any Index. The actual starting level and threshold level of each Index will be determined on the pricing date and will be set forth under "Terms of the Securities" above. For historical data regarding the actual closing levels of the Indices, see the historical information set forth herein. The payout profile, return table and examples below assume that an investor purchases the securities for $1,000 per security. These examples are for purposes of illustration only and the values used in the examples may have been rounded for ease of analysis. The actual amount you receive at stated maturity or upon automatic call and the resulting pre-tax total rate of return will depend on the actual terms of the securities.

Hypothetical Payout Profile



Hypothetical Returns

If the securities are automatically called:

Hypothetical Call Date on which Securities are Automatically Called	Hypothetical Payment Per Security on Related Call Settlement Date	Hypothetical Pre-Tax Total Rate of Return
1st call date	$1,122.00	12.20%
2nd call date	$1,132.17	13.217%
3rd call date	$1,142.33	14.233%
4th call date	$1,152.50	15.25%
5th call date	$1,162.67	16.267%
6th call date	$1,172.83	17.283%
7th call date	$1,183.00	18.30%
8th call date	$1,193.17	19.317%
9th call date	$1,203.33	20.333%
10th call date	$1,213.50	21.35%
11th call date	$1,223.67	22.367%
12th call date	$1,233.83	23.383%
13th call date	$1,244.00	24.40%
14th call date	$1,254.17	25.417%
15th call date	$1,264.33	26.433%
16th call date	$1,274.50	27.45%
17th call date	$1,284.67	28.467%
18th call date	$1,294.83	29.483%
19th call date	$1,305.00	30.50%
20th call date	$1,315.17	31.517%
21st call date	$1,325.33	32.533%
22nd call date	$1,335.50	33.55%
23rd call date	$1,345.67	34.567%
24th call date	$1,355.83	35.583%
25th call date	$1,366.00	36.60%
26th call date	$1,376.17	37.617%
27th call date	$1,386.33	38.633%
28th call date	$1,396.50	39.65%
29th call date	$1,406.67	40.667%
30th call date	$1,416.83	41.683%
31st call date	$1,427.00	42.70%
32nd call date	$1,437.17	43.717%
33rd call date	$1,447.33	44.733%
34th call date	$1,457.50	45.75%
35th call date	$1,467.67	46.767%
36th call date	$1,477.83	47.783%
37th call date	$1,488.00	48.80%

**Market Linked Securities—Auto-Callable with Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000®
Index and the EURO STOXX 50® Index due November 20, 2028**

If the securities are not automatically called:

Hypothetical performance factor of lowest performing Index on final calculation day	Hypothetical maturity payment amount Per Security	Hypothetical Pre-Tax Total Rate of Return[1]
99.99%	$1,000.00	0.00%
90.00%	$1,000.00	0.00%
80.00%	$1,000.00	0.00%
75.00%	**$1,000.00**	**0.00%**
74.00%	$740.00	-26.00%
60.00%	$600.00	-40.00%
50.00%	$500.00	-50.00%
25.00%	$250.00	-75.00%
0.00%	$0.00	-100.00%

[1] The hypothetical pre-tax total rate of return is the number, expressed as a percentage, that results from comparing the payment per security upon automatic call or at maturity to the face amount of $1,000.

Hypothetical Examples Of Payment Upon An Automatic Call Or At Stated Maturity

Example 1. The closing level of the lowest performing Index on the first call date is greater than its starting level, and the securities are automatically called on the first call date:

	SPX	RTY	SX5E
Hypothetical starting level:	100.00	100.00	100.00
Hypothetical closing level on first call date:	125.00	140.00	130.00
Performance factor on first call date (closing level on first call date *divided by* starting level):	125.00%	140.00%	130.00%

Step 1: Determine which Index is the lowest performing Index on the first call date.

In this example, the SPX has the lowest performance factor on the first call date and is, therefore, the lowest performing Index on the first call date.

Step 2: Determine the payment upon automatic call.

Because the hypothetical closing level of the lowest performing Index on the first call date is greater than its hypothetical starting level, the securities are automatically called on the first call date and you will receive on the related call settlement date the face amount of your securities plus a call premium of 12.20% of the face amount. Even though the lowest performing Index on the first call date appreciated by 25% from its starting level to its closing level on the first call date in this example, your return is limited to the call premium of 12.20% that is applicable to such call date.

On the call settlement date, you would receive $1,122.00 per security.

Market Linked Securities—Auto-Callable with Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000®
Index and the EURO STOXX 50® Index due November 20, 2028

Example 2. The securities are not automatically called prior to the last call date (the final calculation day). The closing level of the lowest performing Index on the final calculation day is greater than its starting level, and the securities are automatically called on the final calculation day:

	SPX	RTY	SX5E
Hypothetical starting level:	100.00	100.00	100.00
Hypothetical closing levels on call dates prior to the final calculation day:	Various (all **above** starting level)	Various (all **below** starting level)	Various (all **below** starting level)
Hypothetical closing level on final calculation day (i.e., the ending level):	120.00	110.00	105.00
Performance factor on final calculation day (ending level *divided by* starting level):	120.00%	110.00%	105.00%

Step 1: Determine which Index is the lowest performing Index on the final calculation day.

In this example, the SX5E has the lowest performance factor on the final calculation day and is, therefore, the lowest performing Index on the final calculation day.

Step 2: Determine the payment upon automatic call.

Because the hypothetical closing level of the lowest performing Index on each call date prior to the last call date (which is the final calculation day) is less than its hypothetical starting level, the securities are not called prior to the final calculation day. Because the hypothetical closing level of the lowest performing Index on the final calculation day is greater than its hypothetical starting level, the securities are automatically called on the final calculation day and you will receive on the related call settlement date (which is the stated maturity date) the face amount of your securities plus a call premium of 48.80% of the face amount.

On the call settlement date (which is the stated maturity date), you would receive $1,488.00 per security.

Example 3. The securities are not automatically called. The ending level of the lowest performing Index on the final calculation day is less than its starting level but greater than its threshold level and the maturity payment amount is equal to the face amount:

	SPX	RTY	SX5E
Hypothetical starting level:	100.00	100.00	100.00
Hypothetical closing levels on call dates prior to the final calculation day:	Various (all **above** starting level)	Various (all **below** starting level)	Various (all **below** starting level)
Hypothetical ending level:	85.00	115.00	110.00
Hypothetical threshold level:	75.00	75.00	75.00
Performance factor on final calculation day (ending level *divided by* starting level):	85.00%	115.00%	110.00%

Step 1: Determine which Index is the lowest performing Index on the final calculation day.

In this example, the SPX has the lowest performance factor and is, therefore, the lowest performing Index on the final calculation day.

Step 2: Determine the maturity payment amount based on the ending level of the lowest performing Index on the final calculation day.

Because the hypothetical closing level of the lowest performing Index on each call date (including the final calculation day) is less than its hypothetical starting level, the securities are not automatically called. Because the hypothetical ending level of the lowest performing Index on the final calculation day is less than its hypothetical starting level, but not by more than 25%, you would receive the face amount of your securities at maturity.

On the stated maturity date, you would receive $1,000.00 per security.

Market Linked Securities—Auto-Callable with Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000®
Index and the EURO STOXX 50® Index due November 20, 2028

Example 4. The securities are not automatically called. The ending level of the lowest performing Index on the final calculation day is less than its threshold level and the maturity payment amount is less than the face amount:

	SPX	RTY	SX5E
Hypothetical starting level:	100.00	100.00	100.00
Hypothetical closing levels on call dates prior to the final calculation day:	Various (all **above** starting level)	Various (all **below** starting level)	Various (all **below** starting level)
Hypothetical ending level:	120.00	50.00	90.00
Hypothetical threshold level:	75.00	75.00	75.00
Performance factor on final calculation day (ending level *divided by* starting level):	120.00%	50.00%	90.00%

Step 1: Determine which Index is the lowest performing Index on the final calculation day.

In this example, the RTY has the lowest performance factor and is, therefore, the lowest performing Index on the final calculation day.

Step 2: Determine the maturity payment amount based on the ending level of the lowest performing Index on the final calculation day.

Because the hypothetical closing level of the lowest performing Index on each call date (including the final calculation day) is less than its hypothetical starting level, the securities are not automatically called. Because the hypothetical ending level of the lowest performing Index on the final calculation day is less than its hypothetical starting level by more than 25%, you would lose a portion of the face amount of your securities and receive the maturity payment amount equal to:

= $1,000 × performance factor of the lowest performing Index on the final calculation day

= $1,000 × 50.00%

= $500.00

On the stated maturity date, you would receive $500.00 per security. As this example illustrates, if any Index depreciates below its threshold level on the final calculation day, you will incur a loss on the securities at maturity, even if the other Indices have appreciated or have not declined below their respective threshold levels.

Market Linked Securities—Auto-Callable with Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000®
Index and the EURO STOXX 50® Index due November 20, 2028

The Indices

The S&P 500® Index

The S&P 500® Index ("SPX") is a market capitalization-weighted index intended to provide a performance benchmark for the large-cap U.S. equity markets. The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-54 of the accompanying underlying supplement.

Historical Data

We obtained the closing levels of the SPX in the graph below from Bloomberg Finance L.P. ("Bloomberg") without independent verification. The historical performance of the SPX should not be taken as an indication of future performance, and no assurances can be given as to the closing level of the SPX on any call date (including the final calculation day). We cannot give you assurance that the performance of the SPX will result in the return of any of your investment.

The following graph sets forth daily closing levels of the SPX for the period from January 1, 2019 to October 24. The closing level of the SPX on October 24 was 5,809.86.

<p align="center">Historical Performance of the S&P 500® Index</p>



<p align="center">Source: Bloomberg</p>

**Market Linked Securities—Auto-Callable with Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000®
Index and the EURO STOXX 50® Index due November 20, 2028**



The Russell 2000® Index

The Russell 2000® Index ("RTY") is designed to track the performance of the small capitalization segment of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-45 of the accompanying underlying supplement.

Historical Data

We obtained the closing levels of the RTY in the graph below from Bloomberg without independent verification. The historical performance of the RTY should not be taken as an indication of future performance, and no assurances can be given as to the closing level of the RTY on any call date (including the final calculation day). We cannot give you assurance that the performance of the RTY will result in the return of any of your investment.

The following graph sets forth daily closing levels of the RTY for the period from January 1, 2019 to October 24. The closing level of the RTY on October 24 was 2,218.922.


Historical Performance of the Russell 2000® Index





Source: Bloomberg


The EURO STOXX 50® Index

The EURO STOXX 50® Index ("SX5E") is derived from the EURO STOXX index and represents the performance of the 50 largest companies among the 20 supersectors in terms of free-float market capitalization in the Eurozone. The SX5E has a fixed number of components and is part of the STOXX blue-chip index family. The SX5E captures about 60% of the free-float market cap of the EURO STOXX Total Market Index (TMI).

For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-12 of the accompanying underlying supplement.

Historical Data

We obtained the closing levels of the SX5E in the graph below from Bloomberg without independent verification. The historical performance of the SX5E should not be taken as an indication of future performance, and no assurances can be given as to the closing level of the SX5E on any call date (including the final calculation day). We cannot give you assurance that the performance of the SX5E will result in the return of any of your investment.

The following graph sets forth daily closing levels of the SX5E for the period from January 1, 2019 to October 24. The closing level of the SX5E on October 24 was 4,935.45.

<p align="center">**Historical Performance of the EURO STOXX 50® Index**</p>



<p align="center">Source: Bloomberg</p>

Market Linked Securities—Auto-Callable with Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000®
Index and the EURO STOXX 50® Index due November 20, 2028

U.S. Federal Income Tax Considerations

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Indices. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Indices. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided you have held the security for more than one year at such time for U.S. federal income tax purposes. If the securities are held by the same United States holder until maturity, that holder's holding period will generally include the maturity date.

We will not attempt to ascertain whether any of the entities whose stock is included in any Index would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in any Index were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Indices and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in any Index is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the securities are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the securities. A determination that the securities are not subject to Section 871(m) is not binding on the Internal Revenue Service, and the Internal Revenue Service may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. It is possible that the securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Index or the securities, and following such occurrence the securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Index or the securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.